UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)

                       Vinings Investment Properties Trust
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                                (Name of Issuer)

             Common Shares of Beneficial Interest, without par value
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                         (Title of Class and Securities)

                                   927428 20 1
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                                 (CUSIP Number)

                                  Peter D. Anzo
                      President and Chief Executive Officer
                       Vinings Investment Properties Trust
                              2839 Paces Ferry Road
                                   Suite 1170
                                Atlanta, GA 30339
                                 (770) 984-9500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 16, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. (Continued on the following pages)

-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Peter D. Anzo
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) ( )
                                                                      (b) ( )
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         BK, PF and OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   ( )
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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              NUMBER OF                |    7      SOLE VOTING POWER
               SHARES                  |           714,064 - 61.5%
            BENEFICIALLY               |----------------------------------------
              OWNED BY                 |    8      SHARED VOTING POWER
               EACH                    |           None
             REPORTING                 |----------------------------------------
              PERSON                   |    9      SOLE DISPOSITIVE POWER
              WITH                     |           714,064 - 61.5%
                                       |----------------------------------------
                                       |    10     SHARED DISPOSITIVE POWER
                                       |            None
------ -------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         714,064 common shares of beneficial interest
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                        ( )
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         61.5%
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14       TYPE OF REPORTING PERSON
         IN
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
     This Amendment No. 5 to Schedule 13D (the "Fifth Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on August 2, 1996 relating to the common shares of beneficial interest, without par value (the "Common Shares"), of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"), Amendment No. 1 to Schedule 13D filed on August 7, 1998, Amendment No. 2 to the Schedule 13D filed on July 22, 1999, Amendment No. 3 to the Schedule 13D filed on May 1, 2000 and Amendment No. 4 to the Schedule 13D filed on May 2, 2000 (collectively, the "Schedule 13D"). This Fifth Amendment amends and supplements the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined shall have the meaning ascribed thereto in the Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

     On July 16, 2001, Mr. Anzo and the Trust jointly filed with the Securities and Exchange Commission (the "SEC") an Amendment No. 1 to Schedule 13e-3 disclosing a proposal for a 1-for-1,000 reverse share split of the Trust's Common Shares and Series A Convertible Preferred Shares of beneficial interest (the "Series A Preferred Shares"). The Amendment No. 1 to Schedule 13e-3 and the Trust's Preliminary Proxy Statement (which was filed with the SEC on July 17,
2001) state Mr. Anzo's intention to support (1) the ratification of the reverse share split by voting all of his Common Shares in favor of the reverse share split, (2) the approval of certain amendments (the "Amendments") to the Certificate of Designation relating to the terms of the Series A Preferred Shares, which approval is a condition to the implementation of the reverse share split, by voting all of his Common Shares in favor of the Amendments, (3) the termination of public registration of the Common Shares pursuant to the Securities Exchange Act of 1934, as amended, and (4) the cessation of authorization for the Common Shares to be quoted on the over-the-counter Bulletin Board.

     Shareholders who hold fewer than 1,000 Common Shares or who do not hold Common Shares in an even multiple of 1,000 will receive a cash payment for those shares which would otherwise be combined into a fraction of a Common Share. As a result, if the reverse share split is ratified by the Trust's shareholders and implemented, Mr. Anzo expects that, based upon the most recent list of the Trust's shareholders of record, his beneficial ownership of Common Shares will increase from approximately 61.5% to approximately 69.6% of the Common Shares. However, this is only an estimate and the ultimate percentage that Mr. Anzo will beneficially own following the reverse share split will depend on the number of shareholders who hold Common Shares through a bank, broker or other nominee that instruct their nominee to transfer their shares into a record account to ensure that they receive cash in lieu of a fractional Common Share following the reverse share split.

     Although Mr. Anzo expects to acquire beneficial ownership of a greater percentage of the Trust's outstanding Common Shares as a result of the reverse share split, there will be no consideration paid by Mr. Anzo for acquiring this greater percentage. For a more detailed discussion of the reverse share split, please read the Amendment No. 1 to Schedule 13e-3 filed jointly by Mr. Anzo and the Trust and the Trust's aforementioned Preliminary Proxy Statement, as well as any amendments thereto and the definitive copies thereof that are filed with the SEC after the date hereof.

ITEM 4. PURPOSE OF TRANSACTION.

     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

     Other than as set forth in Item 3 above, Mr. Anzo has no present plan or proposal, except as may be required to carry out his duties and responsibilities as Chairman of the Board of Trustees, President and Chief Executive Officer of the Trust, which relates to the information required to be disclosed in subparagraphs (a) through (j) of Item 4. Mr. Anzo will continue to accumulate or dispose of his Common Shares as he deems appropriate for investment purposes.


ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) As of the date of this Fifth Amendment, Mr. Anzo beneficially owns 714,064 Common Shares, representing approximately 61.5% of the issued and outstanding Common Shares as of the date hereof. Amounts reported herein include:

          -    553,625 Common Shares held directly;

          - 100,000 Common Shares owned by VIP which Mr. Anzo may be deemed to beneficially own by virtue of his ownership interest in VIP. Mr. Anzo disclaims beneficial ownership of 10,000 of the Common Shares held by VIP and this Fifth Amendment shall not be deemed an admission that Mr. Anzo is the beneficial owner of such securities.

          -    40,000 vested stock options; and

          - 20,439 common units of the Trust's operating partnership held directly.

     (b) As of the date of this Fifth Amendment, Mr. Anzo has sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of 714,064 Common Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




Date:    July 26, 2001                      /s/ Peter D. Anzo
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                                            Peter D. Anzo